Exhibit 23.2

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM’S CONSENT

We consent to the inclusion in this Registration Statement of Red Bullet Racing Corporation (a development stage company) on Amendment No. 4 to Form S-1 of our report dated March 14, 2012 (except for Note 9, as to which the date is April 2, 2012) with respect to our audit of the balance sheet and related statement of operations, statement of stockholder’s equity and cash flows of Red Bullet Racing Corporation (a development stage company) as of December 31, 2011 and for the period from Inception (November 18, 2011) to December 31, 2011, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum LLP

Marcum LLP

West Palm Beach, Florida

April 2, 2012